Exhibit 99.1

For Immediate Release

Contact: Harvey Grossblatt, CEO

Universal Security Instruments, Inc.

410-363-3000, Ext. 224

or

Don Hunt, Jeff Lambert

Lambert, Edwards & Associates, Inc.

616-233-0500

Universal Security Instruments Reports Second-Quarter Results

OWINGS MILLS, MD. November 19, 2019: - Universal Security Instruments, Inc. (NYSE AMEX: UUU) today announced results for its fiscal second quarter and six months ended September 30, 2019.

For the three months ended September 30, 2019, sales declined approximately 20% to $3,622,269 compared to sales of $4,526,252 for the same period last year. The Company reported a net loss of $700,814, or $0.30 per basic and diluted share, compared to a net loss of $121,324 or $0.05 per basic and diluted share for the same period last year.

For the six months ended September 30, 2019, sales declined approximately 7% to $7,965,560 versus $8,572,248 for the same period last year. The Company reported a net loss of $1,309,768, or $0.57 per basic and diluted share, compared to a net loss of $560,157 or $0.24, per basic and diluted share for the corresponding 2018 period.

“The decrease in sales for the quarter ending September 30, 2019 was caused primarily by tariffs imposed on Chinese products and the delay of FEMA funds distributed for Hurricane Reconstruction efforts for Puerto Rico. Also our gross margins were lower in the quarter due to the 25% tariff on some of our products. Additionally, our Hong Kong Joint Venture continues to be negatively impacted by low European sales which increased our share of the Joint Ventures loss to approximately $375,000 and $750,000 for the three and six month periods.” said Harvey Grossblatt President and CEO.

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has an over 40-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly

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UNIVERSAL SECURITY INSTRUMENTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS – (UNAUDITED)

	Three Months Ended September 30,
	2019	2018
Sales	$3,622,269	$4,526,252
Net loss	(700,814)	(121,324)
Loss per share:
Basic and diluted	$(0.30)	$(0.05)
Weighted average number of common shares outstanding:
Basic and diluted	2,312,887	2,312,887

	Six Months Ended September 30,
	2019	2018
Sales	$7,965,560	$8,572,248
Net loss	(1,309,768)	(560,157)
Loss per share:
Basic and diluted	$(0.57)	$(0.24)
Weighted average number of common shares outstanding:
Basic and diluted	2,312,887	2,312,887

CONDENSED CONSOLIDATED BALANCE SHEETS – (UNAUDITED)

ASSETS
	September 30,
	2019	2018
Cash	$39,558	$13,067
Accounts receivable and amount due from factor	2,074,662	2,880,142
Inventory	7,051,113	6,673,098
Prepaid expenses	127,764	263,265
TOTAL CURRENT ASSETS	9,293,097	9,829,572

INVESTMENT IN HONG KONG JOINT VENTURE	7,404,145	9,025,865
PROPERTY, EQUIPMENT, AND INTANGIBLE ASSET – NET	476,851	79,179
OTHER ASSETS	4,000	4,000
TOTAL ASSETS	$17,178,093	$18,938,616

LIABILITIES AND SHAREHOLDERS’ EQUITY

Line of credit – factor	$1,185,277	$1,546,847
Short-term lease asset liability	140,776	-
Accounts payable	5,815,763	5,544,959
Accrued liabilities	503,913	142,245
TOTAL CURRENT LIABILITIES	7,645,729	7,234,051
LONG-TERM LEASE ASSET LIABILITY	263,224	-
COMMITMENTS AND CONTINGENCIES	-	-
SHAREHOLDERS’ EQUITY
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,312,887 at September 30, 2019 and 2018	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
Accumulated Deficit	(3,956,634)	(1,859,037)
Accumulated other comprehensive income	316,804	654,632
TOTAL SHAREHOLDERS’ EQUITY	9,269,140	11,704,565
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$17,178,093	$18,938,616